EX 99.28(p)(28)

Code of Ethics

LMCG Investments, LLC
200 Clarendon Street
Boston, MA  02116

Code of Ethics

Effective: July 2009 Last amended: November, 2015	1

Introduction

LMCG Investments, LLC (“LMCG” or the “Firm”) is committed to the highest ethical and professional standards.  This Code of Ethics applies to all Employees and Outside Directors of LMCG, and governs your personal conduct and your personal investment transactions.  The goal of LMCG’s Code of Ethics and its policies, procedures and organizational structure is to establish standards and corresponding processes that put the interests of LMCG’s clients first, ensure that no client or account is favored over another, and identify and disclose conflicts of interest.

•	LMCG has a fiduciary duty to its clients which requires all of us to place the interests of clients first whenever the possibility of a conflict of interest arises.

•	Employees and Outside Directors are expected to place the interests of clients ahead of their personal interests and to treat all client accounts in a fair and equitable manner.

•	All personal securities transactions must be conducted consistent with this Code of Ethics and in such a manner as to avoid any actual or potential conflict of interest or other abuse of your position of trust and responsibility.

•	Employees should not take advantage of your position by attempting to trade in advance of client accounts (“front-running”), engage in manipulative market practices such as manipulative market timing, or take advantage of an investment opportunity that properly belongs to LMCG’s clients or should be offered to our clients first.

•	All personal securities transactions, holdings, and accounts must be reported by all Access Persons in accordance with the provisions of this Code of Ethics.

•	Employees must comply with all applicable Federal securities laws.

The standards set forth above govern all conduct, whether or not the conduct is also covered by more specific provisions of this Code of Ethics.  Employees and Outside Directors are encouraged to raise any questions concerning the Code of Ethics with Joseph Tower, the Chief Compliance Officer (“CCO”), Patricia Thompson, Director of Compliance, or the other members of the “Compliance Office”).  Employees should be alert at all times to honoring the spirit and intent as well as the letter of the Code of Ethics.  Failure to comply with the Code of Ethics may result in serious consequences, including but not limited to disciplinary action including termination of employment.

Effective: July 2009 Last amended: November, 2015	2

Definitions

“Access Person” includes all Employees of LMCG Investments, LLC.

“Beneficial Ownership” of a security means having or sharing the power to dispose of or to vote the security.  For purposes of this Code, a person is deemed to beneficially own the following securities, among others: (i) Securities held in a person’s own name, or that are held for the person’s benefit in a nominee, custodial or street name account; (ii) Securities owned by or for a partnership in which the person is a general partner; (iii) Securities that are being managed for a person’s benefit on a discretionary basis by an investment adviser, broker, bank, trust company or other manager, unless the securities are held in a blind trust or similar arrangement; (iv) Securities in a person’s individual retirement account; (v) Securities in a person’s 401(k) or similar retirement plan; (vi)  Securities owned by a trust of which the person is either a trustee or a beneficiary; (vii) Securities owned by a corporation, partnership or other entity which the person controls. This is not a complete list of the forms of ownership that could constitute “Beneficial Ownership” for purposes of this procedure.  If you have specific questions, you should ask the Compliance Office.

“Covered Security” means any Security (as defined below) other than: (i) direct obligations of the Government of the United States; (ii) bankers’ acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements; (iii) shares issued by money-market funds; (iv) other shares issued by registered open-end investment companies (mutual funds) except those mutual funds for which LMCG acts as the investment adviser or sub-adviser or principal underwriter.

“Employee” includes individuals who work for LMCG on an ongoing basis either full-time or part-time and some contractors providing long-term (greater than three consecutive months) service to the Firm. The CCO will be responsible for determining if a long-term contractor should be covered by this Code based on the degree of supervision and control and access to investment information.

“Family Member” means an Employee’s “significant other,” spouse or other relative, whether related by blood, marriage or otherwise, who either (i) shares the same home, or (ii) is financially dependent upon Employee, or (iii) whose investments are controlled by the Employee. The term also includes any unrelated individual whose investments are controlled by and to whose financial support the Employee materially contributes.

“Investment Person” means (i) any executive officer of the Firm; (ii) personnel employed by the Firm who make investment decisions for clients (portfolio manager), who provide information or advise to the portfolio manager (analyst), who help execute and implement the portfolio manager’s decision (trader), or any other individual who has knowledge regarding client trades in advance of execution (junior analyst, client services, compliance).

“LMCG Strategy” is an investment product that is marketed by LMCG or one that is in a pilot or incubation stage and has a defined objective and process that has been approved by LMCG’s Chief Investment Officer.

“Outside Director” means any person other than an Employee who serves on the Board of Members of LMCG.

“Security” includes all stock, debt obligations and other instruments in which client funds may be invested, including any warrant or option to acquire or sell a security and financial futures contracts.

Effective: July 2009 Last amended: November, 2015	3

Personal Securities Transactions

LMCG has instituted procedures to monitor Employee trading to prevent and detect conflicts or the appearance of conflicts with client accounts. Employees and Outside Directors should review these policies carefully to understand the applicability of each to the employee individually and to Family Members. If there are questions about how these policies will affect you, contact the Compliance Office in advance of trading in any Securities.

Covered Securities held in any accounts, including 401K, 403B and 529 plans, are subject to the pre-clearance and reporting requirements unless they are specifically exempted below.

Pre-Clearance - All Employees and Family Members

LMCG requires that all permitted personal trades in Covered Securities for Employees and their Family Members be pre-cleared. This requirement for pre-clearance approval applies to all transactions except for (i) purchases or sales that are non-volitional on the part of the Employee (e.g., purchases made pursuant to an automatic dividend reinvestment plan); (ii) purchases implemented upon the exercise of rights issued by an issuer pro rata to all holders of a class of its securities; (iii) trades in unaffiliated mutual funds in mutual-fund only 401K, 403B and 529 Plans; (iv) exchange traded funds and collective trust funds; and (v) trades in accounts placed with an investment adviser, including LMCG1, where such adviser has full and sole discretion as to the timing and nature of securities transactions in those accounts.

The Compliance Office may pre-clear transactions that appear, upon reasonable inquiry, to present no reasonable likelihood of harm to any client. The Compliance Office shall prepare and maintain appropriate documentation for the pre-clearance of personal trades by Employees. A request for pre-clearance should be submitted to the Compliance Office on LMCG’s Pre-Clearance Form (Exhibit A) or in writing, containing the same information.  Please note that pre-clearance approval is effective only for one day.

Requests for trades in Private Placements (including 144As) must be submitted to the CCO for written consent.  LMCG’s CCO will consider whether or not the seller and/or broker is one with whom the Employee does business on a regular basis.  The CCO will also consider if the investment opportunity should be reserved for clients or whether the opportunity is being offered to the Employee by virtue of his or her position at the Firm.  Subsequent consideration for investing in any private placement issue held by an Employee will be subject to review and written approval.

1 LMCG managed accounts that are exempt from pre-clearance of trades include accounts managed on a discretionary basis in established LMCG strategies and funds or accounts that are set up as pilot or incubator strategies with a defined investment objective and process.

Effective: July 2009 Last amended: November, 2015	4

Prohibited Transactions – Employees, Outside Directors and Family Members

The following restrictions apply to all Employees, Outside Directors and their Family Members. Additional restrictions apply to Investment Persons (outlined below).

•	Generally, if LMCG is trading in a security for a client portfolio at the same time an Employee proposes to trade the same security, pre-clearance will be denied. Trades in large cap securities, those with a market capitalization in the range of the Russell 1000, may be pre-cleared by Compliance even when trading for a client portfolio is ongoing. The Compliance Office may also grant special exemptions for other trades from time to time in instances that appear to involve no opportunity for abuse.

•	No Employee or Family Member may trade shares of Royal Bank of Canada (“RY”), or any other security which appears on LMCG’s Restricted List. Please refer to the Policy Regarding Personal Trading in Royal Bank of Canada Securities for more information.

•	No Employee or Family Member may acquire a security in an initial public offering (IPO).

•	No Employee or Family Member may profit from short-term trading. Employees may not purchase Covered Securities followed by the sale of the same security within thirty (30) days after the purchase. Employees may not sell a Covered Security followed by the purchase of the same security within thirty (30) days after the sale. Employees may sell, at a loss, any security held for less than thirty (30) days without such sale being considered a violation of this policy.

•	No Employee or Outside Director may make any decision to buy or sell any personal investment or enter into any financial or business relationship or participate in any transaction which would impair his or her independence of judgment or adversely affect the performance of his or her duties in the best interests of the Firm.

•	No Employee or Outside Director may use his or her position with the Firm for personal profit or gain or for the profit or gain of any Family Member.

•	No Employee or Outside Director may make personal use of confidential or proprietary information acquired as an Employee or Outside Director of LMCG, including using such information to make any decision to buy or sell any securities, real property or other investment or to enter into any financial or business relationship for his or her own account or for the account of any Family Member.

•	No Employee may acquire or dispose of any investment for his or her own account or the account of any Family Member if such investment activity would compete with any current or proposed investment activity of LMCG.

•	Employees must avoid any action that would cause a relative or other third party to engage in a securities transaction that an Employee would not be able to complete otherwise.

Effective: July 2009 Last amended: November, 2015	5

Exceptions for accounts managed by LMCG

If an account of an Employee or Family Member is managed by LMCG on a discretionary basis in an LMCG Strategy, black-out periods and short term trading restriction do not apply.

Funds or Accounts may be set up to test investment product ideas that portfolio managers might have and certain principals in the Firm may invest in these funds or accounts. Each of these incubator or pilot products is considered an LMCG Strategy and black-out periods and short term trading restrictions do not apply.

Prohibited Transactions - Investment Persons and their Family Members

In addition to the prohibitions listed above for all Employees, these additional restrictions apply to Investment Persons and their Family Members. No Investment Person, Family Member, or other third party acting upon the advice or instruction of such Investment Person, may:

•	Take positions inconsistent with clients’ positions in the same securities.

•	Implement or consider any security transaction for a client without having disclosed to the CCO any material beneficial ownership, business or personal relationship or any other material interest in the issuer or its affiliates.

•	Short a position where the position held long by any accounts managed by the Firm is less liquid and the Firms’ aggregated position is material (stock appears on the “No Short List”).

In addition, Investment Persons are reminded of the importance of not “front-running” a trade or trading in close proximity (before or after) to a known or expected trade in an LMCG Strategy (a “Strategy Trade”), other than trades due to client rebalancing or cash flows. A black-out period applies to all Investment Persons for the securities where they have actual or presumed knowledge of Strategy Trades (subject to the exceptions for accounts managed by LMCG as detailed above).

Investment Persons will be presumed to have knowledge of Strategy Trades for the products they are involved with for seven (7) days prior to the Strategy Trade being given to the trading desk.  In addition, all Investment Persons will be subject to a black-out period on the day(s) when a Strategy Trade is being worked by the trading desk and for seven (7) days thereafter, except that pre-clearance may be granted for trades in large cap stocks (within the capitalization range of the securities in the Russell 1000).

General Exemption: The Compliance Office may exempt a transaction from the requirements of any portion of these procedures after consideration of all of the facts and circumstances of the transaction. Such consideration shall be documented in writing.

Effective: July 2009 Last amended: November, 2015	6

Initial and Annual Disclosure of Holdings - All Employees and Family Members

For purposes of 17j-1 under the Investment Company Act of 1940 and Rule 204A-1 under the Investment Advisers Act of 1940, LMCG treats all Employees Access Persons.  Each newly hired Employee will receive a copy of this Code of Ethics upon commencement of employment with LMCG and will be required to acknowledge receipt of these procedures.

All Employees must report all holdings in Covered Securities in which the Employees or their Family Member have any direct or indirect beneficial ownership within ten (10) days from commencement of employment with the Firm, and annually thereafter. Initial Holdings reports shall be submitted on the LMCG Initial Listing of Personal Securities Holdings and Accounts Form (Exhibit B).  Annual Holdings Disclosures must be submitted on the Annual Listing of Portfolio Holdings and Accounts Forms (Exhibit C).  Holdings disclosure information submitted cannot be older than forty-five (45) days.

Quarterly Reporting - All Employees and their Family Members

Each quarter, Employees must report all transactions in Covered Securities in which the Employees or their Family Member have acquired any direct or indirect Beneficial Ownership.  Such reports must be filed with the Compliance Office within thirty (30) days after the end of each calendar quarter on the Quarterly Individual Securities Transactions Report Form (Exhibit D).

Employees must arrange with their broker-dealer or other financial institution to provide the Compliance Office with a duplicate copy of quarterly account statements issued. Employees and their Family Members who open an account at a broker-dealer or other financial institution shall: (i) immediately notify the Compliance Office of the opening of such account; (ii) direct each existing or new broker-dealer or other financial institution to provide the Compliance Office with a duplicate copy of quarterly account statements issued. Even if the broker account only holds non-Covered Securities, i.e., unaffiliated mutual funds, if Covered Securities can be purchased in the account arrangements need to be made with the broker to provide copies of the statements to the Compliance office on a quarterly basis. The only accounts which do not require duplicate statements to be sent to LMCG are those whose holdings are restricted to non-Covered Securities.

Other Code Provisions

Annual Distribution

This Code of Ethics will be distributed to all Employees and Outside Directors promptly after the commencement of their affiliation with the Firm, and in addition whenever substantive amendments are made. All Employees will be required to acknowledge in writing their receipt of the Code and any such amendments.  The CCO will at least annually provide Outside Directors this Code of Ethics as part of the compliance materials provided to the Board.

Effective: July 2009 Last amended: November, 2015	7

LMCG will report annually to its Board that all Employees have received a copy of this Code of Ethics and have certified their compliance.

Periodically, when necessary, LMCG’s CCO will summarize for the Board of Members any significant changes made to the Code of Ethics as well as any significant violations of the Code requiring remedial action. The CCO shall also report to the Board any other material compliance matters that in his judgment the Board should be made aware of.

Code of Ethics Enforcement

Employees are required annually to certify their compliance with this Code of Ethics. The Compliance Office may grant exemptions/exceptions to the requirements of the Code on a case-by-case basis if the proposed conduct appears to involve no opportunity for abuse. All exceptions/exemptions shall be in writing.

If any Employee becomes aware of a violation of the Code of Ethics, whether by him/her or by another person, the Employee must report the violation to the CCO promptly. You may report violations or suspected violations without fear of retaliation. LMCG does not permit retaliation of any kind against Employees for good faith reports of potentially illegal or unethical behavior.

The CCO will maintain a record of all violations or suspected violations reported to him and any other violations of which the Compliance Office becomes aware, and of the results of the investigation and/or resolution of such violation. Such record may, but need not, include the name of the person reporting the violation.

Employees are advised that the Code’s procedures (including Insider Trading and Employee Personal Trading procedures) will be monitored and enforced, with potential sanctions for violations including a written warning, disgorgement of profits, fines, suspension, termination and, where required, reports to the CFA®Institute or the appropriate regulatory authority.

Confidentiality

LMCG will keep all information about clients (including potential and former clients) in the strictest confidence, in compliance with the Firm’s Privacy Notice and Privacy Policy.

No Employee of LMCG shall discuss in person or by telephone any information relating to the voting or investment of any account of LMCG in the presence, or within the hearing, of any Outside Director. If such information is discussed with, or in the presence of an Outside Director, that person is prohibited from communicating that information to any other Outside Director. In the event an Outside Director becomes aware of trading, holdings or voting information, the CCO shall be notified and will take actions to confirm that such Outside Director did not make any investment decisions based on that information or disclose it to anyone else.  In addition, the CCO has the right to require such Outside Directors if they do become aware of such items, to provide ongoing reporting if appropriate.

Notwithstanding the preceding statements, Outside Directors and Employees of LMCG may discuss general trends in the securities markets, including information relating to specific

Effective: July 2009 Last amended: November, 2015	8

securities, for information purposes and that are not designed to influence, directly or indirectly, the investment discretion of LMCG.

Political and Charitable Contributions

LMCG prohibits Employees from making political contributions for the purpose of obtaining or retaining advisory contracts with government entities. No Employee may engage in any charitable, civic or trade association activity which could interfere with the Employee’s obligation to LMCG or specific requirements of LMCG clients.

No Employee may make or authorize any contribution by LMCG or expenditure by LMCG for or on behalf of any political party, organization, committee, candidate, or public official or in connection with any political caucus, convention or election. Under federal and many state laws, prohibited corporate contributions and expenditures include the donation of company funds, the use of corporate facilities, including office space, and duplicating, telephone or word processing equipment, and the donation of the services of Employees to the campaign committee of a candidate.

Please also reference LMCG’s Policy and Procedures for SEC Pay-to-Play Rule and Foreign Corrupt Practices Act.

Service with Other Organizations

LMCG discourages Employees from engaging in outside business or investment activities that may interfere with their duties within the Firm.

Each Employee must report, upon commencement of employment and annually thereafter, affiliations and relationships with outside entities, both public and private.

No Employee may accept employment or provide any service to any third party, unless an Employee has first obtained the written consent of the CCO. Authorization shall be made in writing and maintained in the Employee’s personnel file.

Fiduciary Appointments

Employees need to receive approval from the CCO before accepting an executorship, trusteeship, or power of attorney, other than as a result of a family or personal relationship and not as a result of employment with LMCG.

Gifts and Entertainment

A conflict of interest occurs when the personal interests of Employees interfere or could potentially interfere or could be perceived to interfere with their responsibilities to LMCG and its clients. Therefore Employees should not accept inappropriate gifts, favors, entertainment, special accommodations, or other things of value that could influence their decision-making or make them feel beholden to a person or firm.  Similarly, Employees should not offer gifts, favors,

Effective: July 2009 Last amended: November, 2015	9

entertainment or other things of value that could be viewed as overly generous or aimed at influencing decision-making or making a client feel beholden to LMCG or our Employees.

No Employee may give a gift or provide entertainment to an official of a government entity, as defined in LMCG’s Policy and Procedures for SEC Pay to Play Rule, without prior approval of the Compliance Office as certain federal and state laws in various jurisdictions prohibit or limit gifts or entertainment extended to public officials.

Please reference LMCG’s Gifts and Entertainment Policy and Procedures for limitations and specific guidance on allowable gifts and entertainment as well as the required reporting of gifts given and received.

Misuse or Misrepresentation of Corporate Position

No Employee may use his or her position with LMCG to further any personal interests.

No Employee may use company facilities, equipment or material other than for corporate business.

No Employee may use his or her corporate position in any manner that would lead someone outside LMCG to believe that an Employee is acting within the scope of his or her corporate duties or on behalf of LMCG when he or she is not.

Training & Certification

Each newly hired Employee will receive a copy of this Code of Ethics upon commencement of employment or commencement of service, and will be required to acknowledge receipt of these procedures.

At least annually the Compliance Office shall conduct a training session, which all Employees are required to attend, to review the requirements of these policies and procedures.

Certifications will be obtained as part of the initial and annual training process. Every Employee must certify on an annual basis that he or she has: (i) complied with these policies and procedures; (ii) received, read and understood them; and (iii) if required, disclosed, pre-cleared, and reported all transactions in securities consistent with the requirements of these policies and procedures. Certifications will be completed on the Code of Ethics and Insider Trading Certification Form (Exhibit E).

From time to time the CCO will be required to report to the Board of Members regarding the Code of Ethics or other compliance matters. Records and certifications are maintained by LMCG’s Compliance Office.

Recordkeeping & Monitoring

The following records will be maintained by the Firm as required by the Investment Advisers Act:
•	A copy of the Code of Ethics and associated policies and procedures;

Effective: July 2009 Last amended: November, 2015	10

•	Records will be retained by the Firm for 7 years, as outlined in the LMCG Compliance Manual;
•	Compliance will maintain a record of all persons who are subject to the Code of Ethics for a period of no less than 5 years, including those responsible for reviewing such records;
•	Records of any violation of these procedures and actions taken by the Firm in response to such violation;
•	Copies of Employee reports and broker-dealer confirmations and account statements;
•	Records of all written acknowledgements of receipt of the Code of Ethics from the Employees and Outside Directors;
•	Lists of Access and Investment Persons;
•	Records of any decision supporting approval of limited offerings or private placement purchases, including list of private placements owned by Employees; and
•	Records of any decision supporting any waivers granted in accordance with the policies and procedures.

Compliance will review all personal trade pre-clearance requests to determine whether securities:

•	are held in LMCG client accounts and the trading may appear to be a conflict of interest;
•	are being traded on the desk to ensure the blackout period is enforced; and
•	appear on any restricted security list, including securities restricted due to liquidity constraints.

On a quarterly basis, Compliance will collect Employee Personal Trading reports and brokerage statements, and review all documents for compliance with LMCG Code of Ethics. Account statements may be pulled quarterly by Compliance, and trading activity analyzed and reviewed against product definition, as necessary.

Reporting by members of LMCG’s Compliance Office, including the CCO, will be reviewed by other members of the Compliance Office and a record of such review will be maintained.

Other Codes of Ethics and Standards of Practice

At LMCG, some of the Employees have earned and others are candidates for the Chartered Financial Analyst designation (“CFA®”) and are subject to the CFA® Institute Code of Ethics and Standards of Professional Conduct contained in the CFA® Institute Standards of Practice Handbook. Employees are reminded that the Handbook is an excellent resource for information on professional conduct. Copies are available from the Compliance Office.

Certain Employees may also be registered representatives of a broker-dealer and will be covered by the broker-dealer’s Code of Ethics and trading policies. Mutual Funds, Wrap Fee programs or other financial firms doing business with LMCG may require compliance with additional rules.  In the event of a conflict between LMCG’s policies and another entity’s rules, the more restrictive policy will apply.

The CCO shall have primary responsibility for enforcing the Code of Ethics and will consult with the Chief Executive Officer when appropriate.

Effective: July 2009 Last amended: November, 2015	11

Insider Trading Policy and Procedures

Federal and state securities laws make it unlawful for any person to trade or recommend trading in securities on the basis of “inside” information.  To ensure strict compliance with these laws, the Investment Advisers Act of 1940 and the Insider Trading and Securities Fraud Enforcement Act of 1988 require LMCG Investments, LLC (“LMCG” or the “Firm”) to establish, maintain and enforce written policies and procedures reasonably designed to prevent the misuse of “inside” information.  Failure to institute such policies and procedures could result in very substantial liability.  Assuming “inside” information were actually misused, the Firm, the individuals involved, and Firm officers and directors, could face potentially substantial regulatory, civil and criminal sanctions, including mandated jail sentences, a fine of not less than $1,000,000 for each violation, potential loss of license as an investment adviser and possible liability under the Racketeer Influenced and Corrupt Organizations Act.

As an indirect subsidiary of Royal Bank of Canada (“RY”), special care should be taken to ensure that information you are aware of about the Firm and/or RY not be utilized in violation of this Policy or Procedures.

Misuse of “Inside” Information Constitutes Fraud

On a day-to-day basis, you may come into possession of information that has not yet been released to the public about companies with which LMCG does business or has other dealings.  Depending on the significance of the information and the circumstances under which you receive it, the information may be considered “inside information” under United States securities laws.  Rule 10b-5, promulgated by the Securities and Exchange Commission (“SEC”) pursuant to its rule-making authority under the Securities Exchange Act of 1934, makes it unlawful for any person in connection with the purchase or sale of any registered or unregistered security:

(1)	to employ any device, scheme, or artifice to defraud,
(2)	to make any untrue statement of material fact or to omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, or
(3)	to engage in any act, practice, or course of business which operates or would operate as a fraud or deceit upon any person, in connection with the purchase or sale of any security.

From its inception, courts have held that the misuse of “inside” information constitutes fraud. The misuse of “inside” information includes purchasing or selling securities on the basis of such information for the account of the Firm, yourself, a Family Member, customers, clients, or anyone else.

Misuse also includes “tipping” such information to anyone or using it as a basis for recommending the purchase or sale of a security. Courts have further found that the misappropriation of confidential information from an employer in connection with the purchase or sale of securities, contrary to an Employee’s duty to the employer, constitutes fraud within the meaning of Rule 10b-5.

Additionally, under Regulation FD, public companies have had significant constraints imposed on their dealings with investors and analysts in order to eliminate the potential for disclosure of “inside” information and to provide greater transparency.

Effective: July 2009 Last amended: November, 2015	12

“Inside” Information Defined

The term “inside” information generally includes “material” information which is “non-public” and has been provided on a confidential basis or in breach of a fiduciary duty. In light of the severe sanctions for misuse of inside information (including disciplinary actions for violating the Adviser’s policy prohibiting such activities), you should strictly adhere to the following guidelines:

Assume that all information you learn about a company is “inside information” and is non-public unless you know or have reasonable basis to believe that the information has been publicly disseminated.   Examples of cases where you would have such reasonable basis would include information obtained at conferences, information during open meetings or investor conference calls, or updates to previously public information.

Once material, non-public information has been released to the investing public, it loses its status as “inside” information. However, for “non-public” information to become public information it must be disseminated through recognized channels of distribution designed to reach the securities marketplace.

For Rule 10b-5 purposes, an insider is any person who, by reason of his fiduciary or commercial relationship to an issuer of securities (including RY), has access to material, non-public information. As an insider, the Firm has a fiduciary obligation not to breach the trust of the party that has communicated the “inside” information by misusing that information, including information about RY, of which the Firm is aware.

It is possible that events at the Firm could be deemed under certain circumstances to be “material” with respect to RY. You should consult with the Compliance Office if you believe an issue at the Firm could be material to RY, or if, in the course of your duties at the Firm, you learn something material about RY.

Due to the nature of our business, we must be especially wary of “inside” information disclosed in breach of a corporate insider’s fiduciary duty. Even where there is no expectation of confidentiality, the Firm personnel may become “insiders” upon receiving material, non-public information in circumstances where they know, or should know, that a corporate insider is disclosing information in breach of the fiduciary duty he or she owes the corporation and its shareholders. Firm personnel may, depending on the circumstances, also become “insiders” or “tippees” when they obtain apparently material, non-public information by happenstance, including information derived from social situations, business gatherings, overheard conversations, misplaced documents, and “tips” from insiders or other third parties.

Given the potentially severe regulatory, civil and criminal sanctions to which the Firm and its personnel could be subject, any Outside Director or Employee uncertain as to whether the information he or she possesses is “inside” information should immediately contact the Compliance Office. Pending a final determination by the Compliance Office, the information must be treated as “inside” information which cannot be otherwise communicated or misused.

Effective: July 2009 Last amended: November, 2015	13

Procedures to Follow

•	An Employee must contact the Compliance Office if he or she becomes aware of material, non-public information.

•	An Employee must contact the Compliance Office if he or she becomes aware of an actual or potential insider trading violation or violation of the policies and procedures contained herein.

•	Do not purchase or sell, or agree to purchase or sell, any securities of any company as to which you have inside information, or any related “derivative” securities (such as exchange-traded options), and do not suggest or recommend that anyone you know purchase or sell any such securities for an account of the company, any affiliate, any company or affiliate customer or client, or any third party.

•	Do not purchase or sell, or agree to purchase or sell, any securities of any company as to which you have inside information, or any related “derivative” securities (such as exchange-traded options), and do not suggest or recommend that anyone you know purchase or sell any such securities for your personal account, or for any account over which you have a direct or indirect beneficial interest (including an account held by or for any Family Member), or for any other account over which you have discretionary investment authority or power or attorney.

•	Do not engage in “tipping” or solicit or recommend, whether formally, informally, orally or in writing, the purchase of sale of any security based on “inside” information relevant to that security.

•	Do not discuss “inside” information with anyone who does not have a “need to know” the information; this includes discussing such information with other Employees unless they have a “need to know,” with Family Members; and also discussing such information via cell phones, in elevators, hallways or other places where you may be overheard by others who do not have a “need to know.”

•	All information held by the Firm in connection with the purchase or sale of securities must be kept confidential.

The Compliance Office will periodically review Employee trades to verify compliance and detect insider trading (e.g., by comparing such trades with trades by the Firm’s advisory accounts and securities listed on “restricted” lists).

Information Blocking Devices (“Chinese Wall”)

When one or more Firm Employee receives material, nonpublic information about a company while serving in any other capacity which, in the opinion of the Compliance Office, necessitates information blocking devices (also called “Chinese Walls”), no Employee or advisory account may trade in securities issued by such company until information blocking devices designed to block the flow of such information between the “Inside Employee” and other Employees and departments are in place.

Effective: July 2009 Last amended: November, 2015	14

Information blocking devices shall prohibit:

•	The “Inside Employee(s)” from discussing the material, nonpublic information with other Employees unless they are also an “Inside Employee”;
•	The “Inside Employee(s)” from trading, or recommending the trading, of securities issued by the company which is the subject of the material, non-public information; and
•	Access by non-“Inside Employees” to any files, including computer files, containing the material, nonpublic information. Physical and electronic systems must be put in place to prevent such access.

The Firm and Affiliate Information Flow

The Firm does not conduct joint operations and does not share investment information with any of its affiliated investment advisers and does not provide investment advice that is formulated, in whole or in part, by such affiliated investment advisers.  However, you may be aware of information about the Firm that could impact RY. Before disclosing that information to any third party, please consult with the Compliance Office.

Restricted Lists

The Compliance Office will place certain securities on a “restricted list.” Securities issued by companies about which an Employee or a limited number of persons possess material, non-public information should be placed on the restricted list.

Employees are prohibited from personally, or on behalf of an advisory account, purchasing or selling securities during any period they are listed on the restricted list. The Compliance Office maintains the restricted lists, and ensures that all client and personal transactions are reviewed against the restricted list. The stock of the Firm’s indirect parent, Royal Bank of Canada (“RY”) is placed on the restricted list.

Effective: July 2009 Last amended: November, 2015	15